Exhibit 99.2

Comment from the President and CEO 3 Financial highlights 4 Highlights 5 Export lending 5 Local government lending 6 Funding 6 Results 6 Balance sheet 8 Statement of comprehensive income 9 Balance sheet 10 Statement of changes in equity 11 Cash flow statement 12 Notes to the accounts 13

President and CEO Gisèle Marchand (photo: Sverre Chr. Jarlid) Considerable demand for Eksportfinans’ bonds The situation in the international financial markets began to normalize in the third quarter of 2009, and signs of further improvements were apparent in the fourth quarter. Eksportfinans experienced considerable demand for its bonds in the public capital markets. The company continues to take an active role in this market, and successfully launched two benchmark transactions in the fourth quarter. On October 1, Eksportfinans launched its second CHF-transaction of 2009, for a total of CHF 225 million (NOK 1.3 billion). In addition, the company made its return to the USD public market by issuing a 5-year USD 1.5 billion (NOK 8.7 billion) bond on November 9. A tool for the Norwegian exporters – record high level of disbursements The maritime industry in Norway still experiences uncertainty with regards to future deliveries and activity levels. Despite this uncertainty, the Company’s order books are substantial. Eksportfinans thus experienced a continued high level of lending activity during the fourth quarter of 2009, and the total volume of disbursements of export-related loans at year-end 2009 were record high, with NOK 28.1 billion disbursed during the year. The demanding future prospects for this industry received high attention in the media during the fourth quarter, as the concern for empty order books in 2011 reached the agenda at the highest political level. Key tools for the industry, including Eksportfinans, were invited to present an assessment of the situation with relevant recommended solutions. Since its establishment, Eksportfinans has played an important role in Norway through its unique role as a provider of financing of Norwegian export-contracts. In the last 4-5 years, the Company has been closely linked to the oil & gas industry. Moving forward, Eksportfinans will also explore market opportunities within other sectors such as renewable energy, infrastructure and environmental-related sectors. The company aims to be a solid partner for both existing and new industry in a challenging market place in the years to come. Underlying business operations record strong Eksportfinans’ underlying business operations showed record strong performance in the fourth quarter, and the company had net interest income of NOK 1,470 million for the year 2009. However, the total comprehensive income according to IFRS was negative NOK 1,462 million for the period. This negative result was due to the reversal of previously recognized unrealized gains on Eksportfinans debt. These unrealized losses do not in any material aspect affect the Company’s core capital. This is explained in more detail on page 7. Gisèle Marchand President and CEO

Unaudited

Financial highlights

All figures are for Eksportfinans ASA only, and do not include its former subsidiary, Kommunekreditt Norge AS, which had, prior to its sale, been consolidated in the financial statements of the Eksportfinans Group. The financial ratios for the corresponding period of fourth quarter 2008 and year-end of 2008 have not previously been publicly presented, as such figures were presented for the consolidated Eksportfinans Group.

	Fourth Quarter		The Year	
(NOK million)	2009	2008	2009	2008
Net interest income	377	333	1,470	823
Profit/(loss) for the period from continuing operations	(432)	3,505	(1,802)	3,314
Total comprehensive income for the period	(432)	3,505	(1,462)	3,378
Return on equity [1*)]	(30.8 %)	273.9 %	(23.8 %)	73.2 %
Return on assets [2*)]	0.66 %	0.48 %	0.56 %	0.32 %
Net operating expenses/average assets [3*)]	0.08 %	0.07 %	0.07 %	0.06 %
Total assets	225,254	296,514	225,254	296,514
Loans outstanding [4)]	122,202	139,288	122,202	139,288
New loans disbursed [**)]	6,857	7,441	73,371	25,296
New bond debt issued	25,895	24,548	69,339	93,718
Public sector borrowers/guarantors [5)]	23.3 %	22.9 %	23.3 %	22.9 %
Capital adequacy	13.3 %	10.7 %	13.3 %	10.7 %
Exchange rate NOK/USD	5.7767	6.9989	5.7767	6.9989

*) Quarterly figures are annualized.
**) Of NOK 73.4 billion in 2009, NOK 45.3 billion is related to funding of Kommunekreditt Norge AS and other municipal-related disbursements after the sale of the subsidiary.

Definitions

1. Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance) adjusted for proposed not distributed dividends.
2. Return on assets: Net interest income including provisions/average assets (average of opening and closing balance).
3. Net operating expenses/average assets: Net operating expenses (administrative and operating expenses + depreciation - other income)/average assets (average of opening and closing balance).
4. Total loans outstanding: Consists of loans and receivables due from customers and part of loans and receivables due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see note 4, 5 and 6 to the accompanying financial statements.
5. The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.

Fourth quarter report 2009 4

Highlights Fourth quarter 2009 The underlying business operations showed continued good performance in the fourth quarter of 2009. Net interest income was NOK 377 million in the fourth quarter of 2009, compared to NOK 333 million for the same period in 2008. Eksportfinans experienced negative total comprehensive income of NOK 432 million in the fourth quarter of 2009, compared to positive NOK 3,505 million for the corresponding period of 2008. This was due to the reversal of previously recognized unrealized gains on Eksportfinans’ own debt net of derivatives, described in further detail below. Net profit excluding unrealized gains and losses (as explained under the section “Results”) was NOK 237 million in the fourth quarter of 2009, compared to NOK 207 million in the corresponding period of 2008. Year-end 2009 Net interest income for the year of 2009 was record high at NOK 1,470 million. This was NOK 647 million higher than in 2008. The increase was mainly due to higher interest margins. The situation in the international financial markets showed signs of normality during the third and fourth quarter of 2009, and international credit spreads declined from very high levels. This, in turn, led to a reversal of the net gains in the fair value of Eksportfinans own debt which was booked in 2008. While Eksportfinans booked unrealized gains of NOK 4.9 billion on its own debt, net of derivatives, for the year 2008, the corresponding figure for 2009 is an unrealized loss of NOK 3.9 billion. This unrealized loss does not in any material way affect the core capital of the company. The unrealized gain on Eksportfinans’ own debt, net of derivatives, accumulated in the balance sheet, was NOK 1.8 billion at December 31, 2009. These remaining unrealized gains on own debt will continue to be reversed as unrealized losses in future periods. Due to the unrealized losses on own debt, Eksportfinans experienced negative comprehensive income in 2009 of NOK 1,462 million, compared to positive NOK 3,378 million in 2008. Net profit excluding unrealized gains and losses (as explained under the section “Results”) was NOK 1,041 million in 2009, compared to NOK 216 million in 2008. The core capital adequacy ratio at December 31, 2009 was 9.7 percent, compared with 7.2 percent at year-end 2008. Included as a deduction in the calculation as per December 31, 2009, is a proposed dividend payment by the Board of Directors of NOK 700 million (to be paid in 2010). In 2009, Eksportfinans was active in the public benchmark funding markets, and experienced considerable demand for its bonds over the year. Total assets amounted to NOK 225.3 billion at December 31, 2009, compared to NOK 296.5 billion at year-end 2008. This reduction was mainly due to the reduction of the municipality lending portfolio, the reduction of the liquidity portfolio and changes in foreign exchange rates. Export lending The high disbursements of export-related loans continued during 2009. New disbursements were NOK 28.1 billion, compared to NOK 25.3 billion during 2008. The volume of outstanding export loans was NOK 81.4 billion at December 31, 2009 compared to NOK 80.4 billion at the end of 2008. During 2009, new disbursements under the officially supported export financing scheme was NOK 14.4 billion, compared to NOK 14.1 billion in 2008. As interest rates have been decreasing most of 2009, more borrowers have chosen to draw loans on floating rate commercial terms rather than on fixed rates offered under the officially supported export financing scheme. The increase in the volume of new loan disbursements was related to contract financing such as shipbuilding, ship equipment and offshore oil and gas projects. The maritime industry in Norway has, however, experienced difficult market conditions in 2009, and has received fewer new contracts than in previous years. The high volume of new disbursements in 2009 was primarily a result of contracts established prior to the economic downturn. In addition, Eksportfinans experienced high demand for financing in 2009 following the decision by many banks to reduce their lending exposure to the maritime industries. The volume of the order book for export-related loans was approximately NOK 27 billion at year-end, 2009, compared to NOK 43 billion at the same time in 2008. Local government lending Eksportfinans finalized the sale of its wholly owned subsidiary Kommunekreditt Norge AS to Kommunal Landspensjonskasse (KLP) on June 24, 2009. At the same time, NOK 11 billion of loans from Kommunekreditt to Norwegian municipalities were transferred to Eksportfinans ASA at market value. Eksportfinans ASA expects to hold this portfolio of municipal loans to maturity. As part of the sale, Eksportfinans has also provided financing to KLP Kreditt AS (formerly Kommunekreditt Norge AS) through a loan of NOK 34.4 billion with security in the underlying lending portfolio transactions. This loan is contractually set to be repaid in eight equal, quarterly amounts. The first installment was paid December, 2009, and the last installment is scheduled for payment in September 2011. Eksportfinans’ total involvement in local government lending (both direct lending to municipalities and the credit provided to KLP) totaled NOK 40.8 billion at year-end 2009, compared to NOK 58.9 billion at December 31, 2008. Funding Total new funding in 2009 amounted to NOK 69.3 billion through 1,023 individual trades, compared with NOK 93.7 billion and 836 trades in 2008. In the public funding markets, Eksportfinans issued two CHF public bond transactions in 7.5-year and 9.5-year tenors. The transactions were sold to investors in Switzerland and amounted to CHF 525 million in total funding (NOK 3 billion). In November 2009 Eksportfinans returned to the USD public benchmark market with a USD 1.5 billion, 5-year Global bond issue. The transaction was significantly over-subscribed with investors participating from the Americas (71%), Europe (12%), Asia (10%) and Middle East (7%). Eksportfinans expects to continue to be active in both private and public investor markets in 2010. On November 26, 2008, Eksportfinans entered into an agreement with the Norwegian Government. The agreement gives Eksportfinans the opportunity to obtain funding from the Government up to the end of 2010 for financing of export projects that qualify under the OECD Consensus Agreement for export financing. This has been an important contribution to decrease Eksportfinans’ liquidity risk. However, as the Company has been able to obtain competitive funding in the market, the facility has not yet been utilized. The largest market for funding in 2009 was Japan; the remaining funding came from transactions in Europe and the USA. There has been a downgrade of several financial institutions since the beginning of the financial crisis in 2007/2008. In this context Eksportfinans still has a comparably high rating and its funding levels are only modestly affected by the downgrades. Eksportfinans international long-term foreign currency credit ratings are: · AA with a stable outlook from Fitch Ratings since January 2009 · Aa1 with a negative outlook from Moody’s Investor Services since May 2009 · AA with a stable outlook from Standard and Poor’s since September 2009 Results Net interest income Net interest income was NOK 1,470 million in 2009. This was NOK 647 million higher than in 2008. The increase was mainly due to higher margins on lending and liquidity placements. The return on assets (net interest income, including provisions, divided by average assets) was 0.56 percent in 2009, compared to 0.32 percent in 2008. Net other operating income The situation in the international capital markets continues to cause fluctuations in the fair value measurements of financial instruments. After the implementation of a Portfolio Hedge Agreement with Eksportfinans shareholders from February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been neutralized. Fluctuations in fair values in the accounts after that date have to a large extent been caused by changes in fair value on Eksportfinans’ own debt and on loans. In 2009, unrealized gains on Eksportfinans’ own debt increased by NOK 4.5 billion (net of derivatives this amount is an unrealized loss of NOK 3.9 billion). (See note 2 to the accompanying financial statements). Accumulated in the balance sheet, the unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 1.8 billion as of December 31, 2009. These unrealized gains on own debt will continue to be reversed as unrealized losses in future periods. The capital adequacy will not be affected by this effect in any material way. In 2009, net other operating income was negative NOK 3,784 million compared to positive NOK 3,957 million in 2008. Net other operating income includes the following major items: In addition to net losses on Eksportfinans’ own debt, net other operating income includes an unrealized loss on loans of NOK 75 million, an unrealized gain on bonds under the Portfolio Hedge Agreement of NOK 1.6 billion and an unrealized loss of NOK 1.6 billion on the Portfolio Hedge Agreement itself. See note 2 to the accompanying financial statements for the breakdown of this line item. Net commissions and expenses related to banking services was NOK 5 million in 2009 compared to NOK 38 million in 2008. The decrease of NOK 32 million was due to one-off expenses related to the Portfolio Hedge Agreement in 2008. Total operating expenses Total operating expenses amounted to NOK 187 million in 2009, an increase of NOK 9 million from year-end 2008. The small increase was mainly due to increased IT-related expenses and inflationary effects. The key ratio Net operating expenses in relation to average assets was 0.07 percent in 2009, up from 0.06 percent in 2008. Profit/(loss) for the period Total comprehensive income in 2009 was negative NOK 1,462 million, compared to positive NOK 3,378 million in 2008. This was mainly due to the increase in the mark-to-market value of Eksportfinans own debt, net of derivatives and increased net interest income. Net gain from the sale of Kommunekreditt was NOK 339 million. The sale was carried through based on carrying values of the subsidiary’s net assets as of March 31, 2009. These are the values that previously have been periodically consolidated into the Group’s financial statements. In the Eksportfinans parent company financial statements, however, the shares in Kommunekreditt have been accounted for at cost. The sale of the shares thus requires the recording of a gain to reflect the difference. See note 15 to the accompanying financial statements for a further disclosure of the effect on profit of the sale of Kommunekreditt. Return on equity was negative 23.8 percent for 2009, compared to positive 73.2 percent for 2008. Loss from continuing operations (that is, excluding the effect of Kommunekreditt Norge AS) was negative NOK 1,802 million in 2009, compared to positive NOK 3,314 million for 2008. The non-IFRS measure of profit from continuing operations excluding unrealized gains and losses on financial instruments, and the corresponding return on equity, is shown in the table on the next page. These calculations may be of interest to investors because they assess the performance of the underlying business operations without the volatility caused by fair value fluctuations. Profit from continuing operations excluding unrealized gains and losses amounted to NOK 1,041 million for the 2009. This was an increase of NOK 825 million c ompared to 2008.

Fourth quarter The Year (NOK million) 2009 2008 2009 2008 Comprehensive income for the period in accordance with IFRS (433) 3,505 (1,462) 3,378 Loss/(profit) for the period from discontinued operations 0 0 (339) (64) Net unrealized losses/(gains) 932 (4,388) 3,857 (3,794) Unrealized gains/(losses) related to the Icelandic bank exposure included above 1) (1) (192) 91 (508) Tax-effect 2) (261) 1,282 (1,106) 1,204 Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value 237 207 1,041 216 Return on equity based on profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value 20.1% 20.5% 24.2% 6.3% 1) Reversal of previously recognized loss (at exchange rates applicable at September 30, 2009) 2) 28 percent of the unrealized items above Balance sheet Total assets amounted to NOK 225.3 billion at December 31, 2009, compared to NOK 296.5 billion at December 31, 2008. The decrease in total assets in 2009 compared to year-end 2008 was mainly caused by the lower involvement in municipal lending, and the reduction of the liquidity portfolio combined with foreign exchange rate effects. The portfolio of bonds covered by the Portfolio Hedge Agreement with the shareholders amounted to NOK 52.2 billion at December 31, 2009, compared to NOK 74.4 billion at December 31, 2008. The total amount of securities invested in commercial paper and bonds amounted to NOK 76.1 billion at December 31, 2009. The corresponding volume at year-end 2008 was NOK 108.1 billion. Debts incurred by issuing commercial paper and bonds came to NOK 197.6 billion at December 31, 2009. The corresponding figure at year-end 2008 was NOK 259.0 billion. The capital adequacy ratio was 13.3 percent at December 31, 2009, compared to 10.7 percent at the end of 2008. The core capital adequacy ratio was 9.7 percent at December 31, 2009, compared to 7.2 percent at year-end 2008. The increase was mainly due to increased core capital as a consequence of strong core results in 2009. In addition, the capital adequacy was influenced by the reduction in risk-weighted assets caused by the lower involvement in municipal lending and the reduction of the liquidity portfolio. Included as a deduction in the calculation of capital adequacy as per December 31, 2009, is a dividend payment proposed by the Board of Directors of NOK 700 million (to be paid in 2010). Oslo, March 2, 2010 EKSPORTFINANS ASA The Board of Directors

Statement of comprehensive income (Eksportfinans ASA) Fourth Quarter The Year (NOK million) 2009 2008 2009 2008 Note Interest and related income 1,410 3,405 7,213 12,010 Interest and related expenses 1,033 3,072 5,743 11,187 Net interest income 377 333 1,470 823 Commissions and income related to banking services 1 0 2 2 Commissions and expenses related to banking services 1 1 7 40 Net gains/(losses) on financial instruments at fair value (927) 4,583 (3,793) 3,977 2 Other income 4 4 14 18 Net other operating income (923) 4,586 (3,784) 3,957 Total operating income (546) 4,919 (2,314) 4,780 Salaries and other administrative expenses 42 43 152 146 Depreciation 6 5 20 19 Other expenses 4 5 15 13 Total operating expenses 52 53 187 178 Impairment charges on loans at amortized cost 0 0 0 0 Pre-tax operating profit/(loss) (598) 4,866 (2,501) 4,602 Taxes (166) 1,361 (699) 1,288 Profit/(loss) for the period from continuing operations (432) 3,505 (1,802) 3,314 Income on investments in group companies, net of tax 0 64 Net gain from sale of group companies 0 0 339 0 15 Profit/(loss) for the period from discontinued operations 0 0 339 64 Other comprehensive income 0 0 0 Total comprehensive income (432) 3,505 (1,462) 3,378 15

Balance sheet (Eksportfinans ASA) (NOK million) 31.12.09 31.12.08 Note Loans and receivables due from credit institutions 64,126 90,044 4, 6, 7 Loans and receivables due from customers 66,677 57,993 5, 6, 7 Securities 76,090 108,137 8 Financial derivatives 14,344 27,294 Non-current assets held for sale 0 518 15 Deferred tax asset 0 0 Intangible assets 26 27 Fixed assets and investment property 208 216 9 Other assets 3,783 12,285 10 Total assets 225,254 296,514 Deposits by credit institutions 38 326 Borrowings through the issue of securities 197,634 259,041 11 Financial derivatives 14,810 18,372 Taxes payable 73 232 Deferred tax liabilities 157 928 Other liabilities 5,124 8,312 12 Accrued expenses and provisions 89 79 Subordinated debt 1,502 1,909 Capital contribution securities 419 445 Total liabilities 219,846 289,644 Share capital 2,771 2,771 Share premium reserve 177 177 Reserve for unrealized gains 403 3,104 Other equity 2,057 818 Comprehensive income for the period 0 0 Total shareholders’ equity 5,408 6,870 15 Total liabilities and shareholders’ equity 225,254 296,514

Statement of changes in equity (Eksportfinans ASA) Share Reserve Share premium unrealized Other Total (NOK million) capital 1) reserve 1) gains 1, equity equity Note Equity as at January 1, 2008 1,594 162 137 408 2,301 1 Issuance of new share capital 1,177 14 0 0 1,191 Total comprehensive income for the period 0 0 2,967 411 3,378 Equity as December 31, 2008 2,771 177 3,104 818 6,870 Equity as at January 1, 2009 2,771 177 3,104 818 6,870 Total comprehensive income for the period 0 0 (2,701) 1,239 (1,462) Equity as at December 31, 2009 2,771 177 403 2,057 5,408 15 1) Restricted equity. 1) Restricted equity.

Cash flow statement (Eksportfinans ASA) The Year (NOK million) 2009 2008 Pre-tax operating profit/(loss) from continuing operations (2,501) 4,602 Provided by operating activities: Accrual of contribution from the Norwegian government (382) (332) Unrealized losses (reversal of unrealized losses) on financial instruments at fair value through profit or loss 3,857 (3,794) Depreciation 20 19 Disbursement of loans 1) (73,372) (25,296) Principal collected on loans 2) 83,820 19,204 Purchase of financial investments (trading) (37,730) (55,031) Proceeds from sale or redemption of financial investments (trading) 45,473 26,478 Contribution paid by the Norwegian government 152 38 Taxes paid (143) (94) Changes in: Accrued interest receivable (1,199) 49 Other receivables 6,756 (8,919) Accrued expenses and other liabilities (727) 7,888 Net cash flow from operating activities 24,024 (35,188) Purchase of financial investments (642) (25,093) Proceeds from sale or redemption of financial investments 5,991 40,587 Net cashflow from financial derivatives (16,044) 23,270 Purchases of fixed assets (12) (16) Net proceeds from sales of fixed assets 1 1 Net cash flow from investing activities (10,706) 38,749 Change in debt to credit institutions (231) (89) Proceeds from issuance of commercial paper debt 256,415 134,675 Repayments of commercial paper debt (265,520) (141,782) Proceeds from issuance of bond debt 69,339 93,718 Principal payments on bond debt (75,226) (85,556) Issuance of new share capital 0 1,192 Net cash flow from financing activities (15,223) 2,158 Net change in cash and cash equivalents 3) (1,905) 5,719 Cash and cash equivalents 3) at beginning of period 6,667 693 Effect of exchange rates on cash and cash equivalents (878) 191 Net change in cash and cash equivalents 3) from discontinued operations 4) 640 64 Cash and cash equivalents 1) at end of period 4,524 6,667 1) Of NOK 73.4 billion in 2009, NOK 45.3 billion is related to funding of Kommunekreditt Norge AS and other municipal-related disbursements after the sale of the subsidiary. 2) Of NOK 83.8 billion in 2009, NOK 44,5 billion is related to repayment from Kommunekreditt Norge AS in relation to the sale of the subsidiary. 3) Cash equivalents are defined as bank deposits with maturity less than 3 months. 4) All changes from discontinued operations are related to operating activities.

Notes to the accounts 1. Accounting principles
Previously, the condensed interim financial statements addressed both parent company and consolidated group. With the sale of Eksportfinans ASA’s (the Company) only, and fully owned subsidiary, Kommunekreditt Norge AS, there is no group, and only the parent company remains. Until the sale, the condensed interim financial statements of the parent company were prepared in line with simplified IFRS, as regulated under the Norwegian Accounting Act. The former Group has been presented in accordance with International Financial Reporting Standards – (IFRS), in line with both IFRS as adopted by the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). After the sale, there is no group to consolidate, and the parent company’s condensed interim financial statements for the fourth quarter of 2009 have been prepared in accordance with IFRS, both as adopted by the EU and as issued by the IASB. The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. The change, from simplified IFRS to IFRS as adopted by the EU and as issued by the IASB, has resulted in one change in the financial statements of Eksportfinans ASA. Under simplified IFRS, dividends from Kommunekreditt Norge AS of NOK 64 million were recognized as income in Eksportfinans ASA’s parent company financial statements of 2007, as they were related to the profit in the subsidiary for that year. According to IFRS as issued by the IASB, Kommunekreditt Norge AS does not have an obligation related to the dividend, and no related income is recognized in Eksportfinans ASA, before the proposed amount is approved by the annual Council of Representatives, which is in the following year. As a consequence of this change of principle, the comparative figures for Eksportfinans for 2008 are changed accordingly, and the dividend of NOK 64 million has been recognized as income (from discontinued operations) in 2008. The table below shows the reconciliation between the previously presented equity and result according to simplified IFRS, and the numbers according to IFRS as adopted by the IASB and EU (amounts in NOK million): Equity of Eksportfinans ASA as of Jan. 1, 2008 according to simplified IFRS 2,365 Dividend from KommuneKreditt Norge AS (64) Equity according to IFRS as of January 1, 2008 2,301 Total comprehensive income for 2008 according to simplified IFRS 3,314 Dividend from Kommunekreditt Norge AS 64 Total comprehensive income for 2008 according to IFRS 3,378 Certain new accounting standards and interpretations are applied for the first time in the condensed interim financial statements of 2009. These are described below: IFRS 8 ‘Operating Segments’ replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. After the implementation of IFRS 8 the number of reportable segments changed from previous reporting when export lending and municipal lending were reported as separate segments, to also include securities as a separate reportable segment. See note 13. Amendments to IAS 1 ‘Presentation of Financial Statements’ require all items of income and expense (including those accounted for directly in equity) to be presented in the future in a single statement (a ‘statement of comprehensive income’) or in two statements (a separate ‘income statement’ and ‘statement of other comprehensive income’). Comprehensive income includes all non-owner changes in equity, both those recognized in profit or loss and those recorded directly to equity. Eksportfinans presents all these items of income and expense in a single statement. Improvements to IFRSs (annual improvement project) include accounting changes for presentation, recognition or measurement purposes, and cha nges involving terminology or editorial changes with minimal effect on accounting. The changes affect several standards. As described in the annual financial statements of 2008, the main measurement principle of the Company’s loans is fair value. With the sale of Kommunekreditt Norge AS, the former group funding was terminated. A new loan of NOK 34.4 billion was provided. This loan is recognized in the loans and receivables category and measured at amortized cost. The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements are in all other aspects the same as in Eksportfinans’ annual financial statements of 2008, as approved for issue by the Board of Directors on February 24, 2009. These policies have been consistently applied to all the periods presented. Figures for interim periods are unaudited.

Unaudited

2. Net gains/(losses) on financial instruments at fair value

	Fourth Quarter		The Year	
(NOK million)	2009	2008	2009	2008
Securities	1	1	2	1
Financial derivatives	(15)	124	(66)	73
Foreign currencies	(2)	14	(15)	22
Other financial instruments at fair value	21	56	143	87
Net realized gains/(losses)	5	195	64	183
Loans and receivables [1]	(62)	271	(75)	(127)
Securities	177	(560)	1,554	(2,954)
Financial derivatives [2] [3]	1,571	1,625	(9,916)	(3,649)
Commercial paper debt	2	(195)	76	(82)
Bond debt [3]	(2,549)	3,228	4,516	10,466
Subordinated debt and capital contribution securities	(58)	1	71	107
Foreign currencies	(3)	46	(87)	16
Other	(10)	(28)	4	17
Net unrealized gains/(losses)	(932)	4,388	(3,857)	3,794
Net realized and unrealized gains/(losses)	(927)	4,583	(3,793)	3,977

Net unrealized gains/(losses) on securities

	Fourth Quarter		The Year	
(NOK million)	2009	2008	2009	2008
Securities held for trading	36	(332)	777	(1,625)
Securities designated as at fair value at initial recognition	141	(228)	777	(1,329)
Total	177	(560)	1,554	(2,954)

1) In 2008, an Icelandic bank unlawfully failed to reimburse Eksportfinans for three loans. As of December 31, 2008, related to this event, Eksportfinans had recognized an unrealized loss reflecting an estimated recovery rate of 5 percent of the principal amount. In 2009, the estimate has been reviewed, and the recovery rate is currently estimated to be 24 percent of the principal amount. The effect of this was NOK 91 million (at exchange rates applicable at December 31, 2009).

2) The Portfolio Hedge Agreement entered into in March 2008, further described in note 14 of this report, is included with a loss of NOK 1,582 million in 2009 and a gain of NOK 2,618 million in 2008.

3) In 2009, Eksportfinans had an unrealized gain of NOK 4.5 billion on its own debt. Net of derivatives this amount is an unrealized loss of NOK 3.9 billion. The reason for the net loss is the increase in the mark-to market value of Eksportfinans' own debt due to tightening of credit spreads on the debt. This is the main reason why there is a significant difference between the loss on derivatives and the corresponding gain on other financial instruments at fair value.

Fourth quarter report 2009 14

3. Capital adequacy From January 1, 2008, capital adequacy is calculated in accordance with the Basel II regulations in force from the Norwegian Banking, Insurance and Securities Commission. The Company has adopted the standardized approach to capital requirements. For the Company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value. (NOK million) 31.12.2009 31.12.2008 Risk- Risk-Book weighted Book weighted value value value value Total assets 225,254 35,964 296,514 46,975 Off-balance sheet items 465 690 Operational risk 2,689 401 Total currency risk 162 79 Total risk-weighted value 39,280 48,145 The Company’s eligible regulatory capital (NOK million and in percent of risk-weighted value) 31.12.2009 31.12.2008 Core capital 1) 3,819 9.7% 3,486 7.2 % Additional capital 2) 1,418 3.6% 1,674 3.5% Total regulatory capital 5,237 13.3% 5,160 10.7% 1) Includes share capital, other equity, elements of capital contribution securities and deductions/additions 2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and deductions/additions 4. Loans and receivables due from credit institutions (NOK million) 31.12.09 31.12.08 Bank deposits 8,506 7,076 Other claims on banks 1) (302) 835 Loans to Kommunekreditt Norge AS, nominal amount (also included in note 6) — 58,858 Loan to KLP Kreditt AS (also included in note 6) 30,058 -Loans to other credit institutions, nominal amount (also included in note 6) 26,325 23,228 Accrued interest and adjustment to fair value on loans (461) 47 Total 64,126 90,044 1) Consists of net outstanding value of the hedge elements in agreements relating to loans acquired from banks. The value of the loans acquired and the hedge instruments under the agreements are both classified as “Loans and receivables due from credit institutions” in accordance with IFRS because not substantially all risk and rewards have been transferred. The Company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.

5. Loans to customers (NOK million) 31.12.09 31.12.08 Loans due from customers, nominal amount (also included in note 6) 65,819 57,202 Accrued interest and adjustment to fair value on loans 858 791 Total 66,677 57,993 6. Total loans Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis. (NOK million) 31.12.09 31.12.08 Loans due from Kommunekreditt Norge AS — 58,858 Loan to KLP Kreditt AS 30,058 — Loans due from other credit institutions 26,325 23,228 Loans due from credit institutions 56,383 82,086 Loans due from customers 65,819 57,202 Total nominal amount 122,202 139,288 C ommercial loans 83,374 107,737 Government-supported loans 38,828 31,551 Total nominal amount 122,202 139,288 C apital goods 28,347 19,931 Ships 36,376 31,631 Export-related and international activities *) 16,652 28,809 Direct loans to Norwegian local government sector 5,778 — Loans to Kommunekreditt Norge AS — 53,855 Loan to KLP Kreditt AS 30,058 — Municipal-related loans to other credit institutions 4,943 4,943 Loans to employees 48 59 Total nominal amount 122,202 139,228 *) Export-related and international activities consist of loans to the following categories of borrowers: (NOK million) 31.12.09 31.12.08 Oil and gas 25 606 Pulp and paper 0 4,933 Engineering and construction 1 30 Aluminum, chemicals and minerals 8 13 Aviation and shipping 40 106 Consumer goods 3,052 3,715 Banking and finance 8,260 8,875 Real estate management 5,237 5,569 IT and telecommunication 0 4,928 Other categories 29 34 Total nominal amount 16,652 28,809

7. Loans past due or impaired (NOK million) 31.12.09 31.12.08 Interest and principal instalment 1-30 days past due 5 10 Not matured principal on loans with payments 1-30 days past due 12 645 Interest and principal instalment 31-90 days past due 7 449 Not matured principal on loans with payments 31-90 days past due 47 207 Interest and principal instalment more than 90 days past due 417 11 Not matured principal on loans with payments more than 90 days past due 58 33 Total loans that are past due 546 1,355 Relevant collateral or guarantees received *) 137 910 Estimated impairments on loans valued at amortized cost 0 0 *) A total of NOK 409 million relates to exposure towards Icelandic banks as of December 31, 2009, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value’. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the Company considers all other receivables to be secured in a satisfactory manner. 8. Securities (NOK million) 31.12.09 31.12.08 Trading portfolio 46,131 63,514 Other securities at fair value through profit and loss 29,959 44,623 Total 76,090 108,137 9. Fixed assets and investment property (NOK million) 31.12.09 31.12.08 Buildings and land at own use 127 132 Investment property 71 74 Total building and land 198 206 Other fixed assets 10 10 Total 208 216 10. Other assets (NOK million) 31.12.09 31.12.08 Interim account 108-Agreement 800 591 Cash collateral provided 2,975 11,379 Delayed payment, securities not delivered from our custodian — 306 Other 8 9 Total 3,783 12,285

Unaudited

11. Borrowings through the issue of securities

(NOK million)	31.12.09	31.12.08
Commercial paper debt	19,074	33,179
Bond debt	191,153	234,364
Accrued interest and adjustment to fair value on debt	(12,593)	(8,502)
Total	197,634	259,041

12. Other liabilities

(NOK million)	31.12.09	31.12.08
Grants to mixed credits	309	388
Cash collateral received	4,786	7,850
Other short-term liabilities	29	74
Total	5,124	8,312

13. Segment information

The Company is divided into three business areas, export lending, municipal lending and securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans to KLP Kreditt AS, in addition to loans directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The Company also has a treasury department, responsible for the Company's funding. Income and expenses related to treasury are divided between the three business areas.

The segment information is in line with the management reporting.

	Export lending		Municipal lending		Securities	
	The year		The year		The year	
(NOK million)	2009	2008	2009	2008	2009	2008
Net interest income [1]	643	409	172	61	655	354
Commissions and income related to banking services [2]	2	2				
Commissions and expenses related to banking services [2]						34
Net gains/(losses) on financial instruments at fair value [3]	91	(508)			(58)	(43)
Income/expenses divided by volume [4]	51	75	22	73	56	90
Net other operating income	144	(431)	22	73	(2)	13
Total net income	787	(22)	194	134	653	367
Total operating expenses	104	88	28	37	55	53
Pre-tax operating profit/(loss)	683	(110)	166	97	598	314
Taxes	191	(30)	47	27	168	88
Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	492	(80)	119	70	430	226

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans's internal pricing model. The treasury department obtains interest on Eksportfinans's equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.

2) Income/(expenses) directly attributable to each segment.

3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.

4) Income/expenses, other than interest, in the treasury department have been allocated to the business areas by volume. These are items included in net other operating income in the income statement. For 2009, this mainly consists of realized gains on repurchase of Eksportfinans's own debt.

Fourth quarter report 2009 18

Unaudited

Reconciliation of segment profit measure to total comprehensive income

	The year	
(NOK million)	2009	2008
Export lending	492	(80)
Municipal lending	119	70
Securities	430	226
Non-IFRS profit/(loss) for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value	1,041	216
Profit/(loss) for the period from discontinued operations	339	64
Net unrealized gains/(losses) [1]	(3,858)	3,794
Unrealized gains/(losses) related to the Icelandic bank exposure included above [1]	(91)	508
Tax effect [2]	1,107	(1,204)
Total comprehensive income	**(1,462)**	**3,378**

1) Reversal of previously recognized loss (at exchange rates applicable at December 31, 2009).
2) 28 percent of the unrealized items above.

14. Material transactions with related parties

The Company's two largest shareholders, DnB NOR Bank ASA and Nordea Bank Norge AS, are considered to be related parties in accordance with IAS 24 Related Party Disclosures.

(NOK millions)	Acquired loans [1]	Deposits [2]	Guarantees issued [3]	Guarantees received [4]	Portfolio Hedge Agreement [5]
Balance January 1, 2008	9,690	301	2,130	7,251	0
Change in the period	344	3,610	(56)	2,056	1,679
Balance December 31, 2008	10,034	3,911	2,074	9,307	1,679
Balance January 1, 2009	10,034	3,911	2,074	9,307	1,679
Change in the period	(808)	(2,895)	(884)	(2,692)	(1,065)
Balance December 31, 2009	9,226	1,016	1,190	6,615	614

All transactions with related parties are made on market terms.

1) The Company acquires loans from banks. The loans are part of the company's ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the Company.
3) Guarantees issued by the Company to support the Norwegian export industry.
4) Guarantees provided to the Company from the related parties.
5) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the Company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants to the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed credit line of USD 4 billion for repo purposes to the Company. The facility has a twelve month maturity with the possibility of extension, and was extended in the second quarter of 2009. Eksportfinans has not yet utilized this credit facility.

Fourth quarter report 2009 19

15. Effects on profit and equity from sale of Kommunekreditt Decomposition of net gain from sale of group companies Decomposition of net gain from sale of group companies (NOK million) Profit/(loss) Proceeds from sale of Kommunekreditt Norge AS 870 Book value of investment in parent company financial statements of Eksportfinans ASA 1) (518) Expenses related to sale of Kommunekreditt Norge AS (11) Tax on net gain from sale of Kommunekreditt Norge AS (2) Net gain from sale of group companies 339 1) Shares in Kommunekreditt Norge AS have been accounted for at cost in the financial statements of Eksportfinans ASA. Eksportfinans ASA has sold all its shares in its only group company investment, Kommunekreditt Norge AS, in the second quarter of 2009. Due to this, no consolidated financial statements are presented as of December 31, 2009 in the quarterly report. The table below reconciles the movement from group equity presented as of December 31, 2008, to the equity of Eksportfinans ASA as of December 31, 2009. Reconciliation of movement from group equity to equity of Eksportfinans ASA Reconciliation of movement from group equity to equity of Eksportfinans ASA (NOK million) Profit/(loss) Equity Equity of the Eksportfinans group as of December 31, 2008 7,208 Total comprehensive income 2009 (1,462) Net loss/(gain) from sale of Kommunekreditt Norge AS (339) Results from continuing operations 2009 (1,802) (1,802) Profit from discontinued operations first quarter of 2009 1) 13 Expenses related to sale of Kommunekredit Norge AS (11) Net result related to sale of Kommunekreditt Norge AS for the former group 2 2 Equity of Eksportfinans ASA as of December 31, 2009 5,408 1) This is the result of Kommunekreditt AS for the first quarter of 2009 that was included in the group accounts for the first quarter of 2009 and presented as discontinued operations. The result of continuing operations equals the activity in Eksportfinans ASA exclusive of the gain on sale of the subsidiary. The sale of Kommunekreditt Norge AS was finalized on June 24, 2009, while the price of the shares was agreed to be the carried value of the net assets in Kommunekreditt’s financial statements as of March 31, 2009. Hence, when reconciling from the equity of the group, the only effect after March 31, 2009, is the expenses incurred related to the sale of the subsidiary. 16. Events after the balance sheet date On March 2, 2010, the Board proposed a dividend of NOK 700 million related to the fiscal year 2009.